UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

LOEWS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

540424207

(CUSIP Number)

June 20, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540424207

1.	Names of Reporting Persons Susquehanna Investment Group (“SIG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 734,059*

	6.	Shared Voting Power 17,315,804*

	7.	Sole Dispositive Power 734,059*

	8.	Shared Dispositive Power 17,315,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,315,804*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) BD, PN

*SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 540424207

1.	Names of Reporting Persons Susquehanna Capital Group (“SCG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000*

	6.	Shared Voting Power 17,315,804*

	7.	Sole Dispositive Power 2,000*

	8.	Shared Dispositive Power 17,315,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,315,804*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) BD, PN

*SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 540424207

1.	Names of Reporting Persons Susquehanna Securities (“SS”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 184,215*

	6.	Shared Voting Power 17,315,804*

	7.	Sole Dispositive Power 184,215*

	8.	Shared Dispositive Power * 17,315,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,315,804*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) BD, PN

*SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 540424207

1.	Names of Reporting Persons Capital Ventures International (“CVI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,395,530*

	6.	Shared Voting Power 17,315,804*

	7.	Sole Dispositive Power 16,395,530*

	8.	Shared Dispositive Power 17,315,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,315,804*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) CO

*SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  SAGI is the investment manager to CVI and as such may exercise voting and dispositive power over 16,395,530 of these shares.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 540424207

1.	Names of Reporting Persons Susquehanna Advisors Group, Inc. (“SAGI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0*

	6.	Shared Voting Power 17,315,804*

	7.	Sole Dispositive Power 0*

	8.	Shared Dispositive Power 17,315,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,315,804*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) CO

*SIG, SCG and SS are affiliated independent broker-deals, who together with CVI and SAGI, may be deemed a group.  SAGI is the investment manager to CVI and as such may exercise voting and dispositive power over 16,395,530 of these shares.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 540424207
Item 1.
	(a)	Name of Issuer Loews Corporation, a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 667 Madison Avenue New York, NY 10065

Item 2.
(a)

Name of Person Filing (each, a “Reporting Person”)
(1) Susquehanna Investment Group
(2) Susquehanna Capital Group
(3) Susquehanna Securities
(4) Capital Ventures International
(5) Susquehanna Advisors Group, Inc.

(b)

Address of Principal Business Office or, if none, Residence
for each Reporting Person other than CVI:

401 City Avenue, Suite 220, Bala Cynwyd, PA  19004

For CVI:

One Capitol Place

P.O. Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

	(c)	Citizenship For each Reporting Person other than CVI: Delaware For CVI: Cayman Islands, B.W.I.
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share, of the Company (the “Shares”)
	(e)	CUSIP Number 540424207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). Susquehanna Investment Group Susquehanna Capital Group Susquehanna Securities
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 540424207
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The amount beneficially owned by Susquehanna Investment Group includes options to buy 45,700 shares of the Company’s Common Stock, the amount beneficially owned by Susquehanna Capital Group includes options to buy 2,000 shares of the Company’s Common Stock and the amount beneficially owned by Susquehanna Securities includes options to buy 92,100 shares of the Company’s Common Stock.  The Company’s Form 10-Q for the Quarterly Period Ended March 31, 2008, filed on April 30, 2008, indicates that there were 529,714,354 shares of Common Stock outstanding as of April 18, 2008.  In connection with a previously announced exchange offer, the Company filed a Report on Form 8-K on June 10, 2008 indicating the Company’s stockholders tendered 93,492,857 shares to the Company.  Accordingly, the Reporting Persons calculated their percentage ownership of the Company’s Common Stock based on 436,221,497 shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2008
Susquehanna Capital Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Investment Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Securities
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Capital Ventures International
By: Susquehanna Advisors Group, Inc.,
pursuant to a Limited Power of Attorney,
a copy of which is filed as Exhibit II hereto
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

Susquehanna Advisors Group, Inc.
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

EXHIBIT INDEX

Exhibit I:  Joint Filing Agreement, dated as of June 24, 2008, pursuant to Rule 13d-1(k) among Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities, Capital Ventures International and Susquehanna Advisors Group, Inc.

Exhibit II:  Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, dated as of May 28, 1996.

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of the Issuer, dated June 24, 2008, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: June 24, 2008
Susquehanna Capital Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Investment Group
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Susquehanna Securities
By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Capital Ventures International
By: Susquehanna Advisors Group, Inc.,
pursuant to a Limited Power of Attorney,
a copy of which is filed as Exhibit II hereto
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

Susquehanna Advisors Group, Inc.
By:	/s/ Todd Silverberg
Todd Silverberg, Assistant Secretary

EXHIBIT II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 28th day of May, 1996 by Capital Ventures International (hereinafter called “the Company”) whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS by agreement dated May 28, 1996, by and between the Company and Bala International, Inc, the Company expressly authorised Bala International, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of Bala International, Inc. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Illegible
Witness	/s/ Woodburne Associates
For: Woodburne Associates
(Cayman) Limited
Secretary